

June 26, 2013

Via E-mail
Mr. Eric Montandon
Chief Executive Officer and Chief Financial Officer
Infrastructure Developments Corporation
299 South Main Street, 13th floor
Salt Lake City, Utah 84111

      RE: Infrastructure Developments Corporation
                Form 10-K for the Year Ended December 31, 2012
                Filed April 11, 2013
                Form 10-Q for the Period Ended March 31, 2013
                Filed May 20, 2013

                File No. 0-52936

Dear Mr. Montandon:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Consolidated Balance Sheet, page F-3

1. The investment in unconsolidated entity line item represents approximately 53% of your total assets at December 31, 2012 and 60% of your total assets at March 31, 2013. In this regard, please address the following:
   - Please expand your disclosures in future filings in the notes to the financial statements to discuss the nature of this investment, the name of the entity that this investment relates to, your percentage ownership in this investment, and the method used to account for this

investment. Depending on the method used to account for this investment, we also remind you of the disclosure requirements of   Rule 8-03(b)(3) of Regulation S-X, ASC 320-10-50, ASC 323-10-50, and ASC 325-20-50. Please show us in your supplemental response what the revisions will look like in future filings; and

- Your disclosures on page 21 indicate that this investment may be related to Cleanfield Energy, Inc. If so, please help us understand why you would not be consolidating this entity pursuant to ASC 810-10-15-8 given that you acquired 75% of this entity based on your disclosures on page 4.

Item 9A. Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 24

2. You identified a material weakness which led to your determination that internal control over financial reporting was ineffective as of December 31, 2012. Please help us understand what consideration you gave to this material weakness in determining that your disclosure controls and procedures were effective as of December 31, 2012 pursuant to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant